UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of March 2026
Commission File Number: 001-36158
Wix.com Ltd.
(Translation of registrant’s name into English)
5 Yunitsman St.,
Tel Aviv, Israel, 6936025
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
EXPLANATORY NOTE
Fourth Quarter and Full Year 2025 Results
On March 4, 2026, Wix.com Ltd. (NASDAQ: WIX) issued a press release titled “Wix Reports Fourth Quarter and Full Year 2025 Results”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.
Private Placement
On March 4, 2026, Wix.com Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with one or more funds managed or advised by Durable Capital Partners LP (“Durable”) and certain other purchasers (collectively, the “Purchasers”).

Pursuant to the Purchase Agreement, the Company will issue $250 million in aggregate purchase price of units to the Purchasers (including $162.5 million in aggregate purchase price of units to Durable) at a purchase price per unit equal to a 5% discount to the closing price of the Company’s ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), on the Nasdaq Global Select Market on March 4, 2026; provided that in no event will the number of units sold by the Company to the Purchasers exceed 6,150,633 unless the Company, in its sole discretion, elects to waive this limitation (the “Private Placement”). Each unit will consist of one Ordinary Share and one warrant to purchase 0.25 of one Ordinary Share (the “Warrants”). The closing of the Private Placement is subject to certain conditions and is expected to occur on March 5, 2026.

Pursuant to the warrant agreement to be entered into by the Company with the Purchasers as the initial holders of the Warrants (collectively, the “Holders”), each Warrant will have an initial exercise price equal to a 25% premium to the above-mentioned closing price, subject to customary anti-dilution adjustments. The exercise price and the number of Ordinary Shares issuable upon exercise of each Warrant will be subject to appropriate adjustments in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting the Ordinary Shares. The Warrants will be exercisable from, and including May 5, 2026 (the “Closing Date”), to, and including the third anniversary of the closing date of the Private Placement. Upon the exercise of each Warrant, the Company will pay or deliver, as applicable, to such Holder either (1) cash equal to the “in-the-money” value of such Warrant, if any, or (2) a number of Ordinary Shares equal to the “in-the-money” value such Warrant, if any, at the Company’s election. In the event that a Warrant is exercised during a specified period following the occurrence of customary “make-whole fundamental change” events, the Holder will receive an additional number of Ordinary Shares or the cash value of such Ordinary Shares, depending on the settlement method selected by the Company.

Pursuant to the Purchase Agreement, on or after the date that is ten months after the Closing Date, a Purchaser may make a written request to the Company to file with the Securities and Exchange Commission a registration statement registering the resale of the Ordinary Shares issued to such Purchaser in the Private Placement and any Ordinary Shares issuable to such Purchaser upon the exercise of such Purchaser’s Warrants. The Company agreed to file such registration statement within 30 calendar days after the date of such request (or, in the case of a registration statement on Form F-1, 45 calendar days), provided that if the Company is a well-known seasoned issuer at such time and proposes to file an automatically effective registration statement on Form F-3ASR, in no event will the Company be required to file such registration statement prior to the last business day immediately preceding the one-year anniversary of the Closing Date. The Company also agreed to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after filing, provided that in no event will the Company be required to have such registration statement declared effective prior to the last business day immediately preceding the one-year anniversary of the Closing Date. The Company also agreed, among other things, to indemnify each Purchaser, each person, if any, who controls such Purchaser, each affiliate of such Purchaser, and each broker, placement agent or sales agent to or through which such Purchaser effects or executes the resale of any of the registered securities from certain liabilities.

In connection with the Private Placement, the Purchasers have entered into lock-up agreements pursuant to which they have agreed that they will not, among other things, and subject to certain exceptions, sell, transfer, or otherwise dispose of the Ordinary Shares and Warrants issued to them in the Private Placement, or any Ordinary Shares that may be issuable to them upon the exercise of the Warrants, during the period ending one year after the Closing Date, without the Company’s prior written consent.

In addition, each of the Company’s directors and executive officers have entered into lock-up agreements pursuant to which they have agreed that they will not, among other things, and subject to certain exceptions, sell, transfer, or otherwise dispose of any Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Ordinary Shares during the period ending 90 days after the Closing Date without the Purchasers’ prior written consent.

The Private Placement is exempt from registration pursuant to Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The Purchasers have represented to the Company that they have acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends have been affixed to the securities issued in this transaction.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026
WIX.COM LTD.
By:    /s/ Naama Kaenan
Name:    Naama Kaenan
Title:    General Counsel

EXHIBIT INDEX
The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated March 4, 2026 titled “Wix Reports fourth Quarter and full year 2025 Results”.